UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 13, 2020, Gamida Cell Ltd. (the “Company”) issued a press release (the “Press Release”) announcing its 2020-2021 goals and providing a company update.

Expected 2020-2021 Milestones.

The Company targets achieving the following milestones during 2020-2021:

Omidubicel

●	Report topline data from the Phase 3 study in the first half of 2020
●	Present data from the Phase 3 study at a medical meeting in the second half of 2020
●	Submit the biologics license application to the U.S. Food and Drug Administration (FDA) in the second half of 2020, assuming positive data
●	Report additional data from the Phase 1/2 study in patients with severe aplastic anemia in the second half of 2020
●	Launch omidubicel in 2021, contingent upon FDA approval

GDA-201

●	Present additional data from the Phase 1 study in the first half of 2020
●	Submit company-sponsored investigational new drug application to FDA in the second half of 2020
●	Initiate a Phase 1/2 clinical study in patients with non-Hodgkin lymphoma in 2021

Except as set forth above, the information furnished in the Press Release, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701).

Exhibit

99.1	Press Release, dated January 13, 2020, Gamida Cell Announces 2020 Goals and Provides Company Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

January 13, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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